August 19, 2010

Via EDGAR

Ms. Inessa Kessman

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	Annual Report on Form 20-F for the Fiscal Year

ended December 31, 2009 (File No. 001-14696)

Dear Ms. Kessman:

We refer to the telephone conversation between Sullivan & Cromwell LLP, U.S. counsel to China Mobile Limited (the “Company”), and you regarding our letter, dated August 18, 2010, to you in connection with the comment letter from the Staff of the Division of Corporation Finance, dated August 9, 2010, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

We understand that the Staff has requested that the Company respond to the Staff’s comment letter by September 7, 2010. We acknowledge this request and expect to respond to the Staff’s comment letter by September 7, 2010.

Please feel free to contact Mr. Gong Chen or Ms. Mirian Niu at 852-3121-8888, or Mr. William Chua of Sullivan & Cromwell LLP (tel: 852-2826-8632; fax: 852-2826-1773; email: chuaw@sullcrom.com), with any questions you may have.

Sincerely,

/s/ WONG Wai Lan, Grace
WONG Wai Lan, Grace
Company Secretary

cc:	Mr. Larry Spirgel

(Securities and Exchange Commission)

Mr. Gong Chen

Ms. Mirian Niu

(China Mobile Limited)

Ms. Chun Wei

Mr. William Y. Chua

(Sullivan & Cromwell LLP)